UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 5, 2012**

AMERICAN INDEPENDENCE CORP.

(Exact name of registrant as specified in its charter)

Delaware	**001-05270**	**11-1817252**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

485 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 355-4141**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-2)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition." Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On March 5, 2012, American Independence Corp. issued a press release announcing results of operations for the three months and twelve months ended December 31, 2011, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)
Exhibits

Exhibit 99.1 - Press release of American Independence Corp., dated March 5, 2012.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN INDEPENDENCE CORP.

/s/ *Teresa A. Herbert*   Date: March 5, 2012
Teresa A. Herbert
Chief Financial Officer and Senior Vice President

Exhibit 99.1

AMERICAN INDEPENDENCE CORP.
485 MADISON AVENUE
NEW YORK, NEW YORK10022
NASDAQ – AMIC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.americanindependencecorp.com

NEWS RELEASE

AMERICAN INDEPENDENCE CORP. ANNOUNCES
2011 FOURTH-QUARTER AND ANNUAL RESULTS

New York, New York, March 5, 2012. American Independence Corp. (NASDAQ: AMIC) today reported 2011 fourth-quarter and annual results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income increased to $0.5 million ($.06 per share, diluted), for the three months ended December 31, 2011, compared to $0.2 million ($.02 per share, diluted), for the three months ended December 31, 2010. Net income increased to $2.5 million ($.29 per share, diluted), for the year ended December 31, 2011, compared to $2.1 million ($.25 per share, diluted), for the year ended December 31, 2010.

The Company's operating income[1] for the three months ended December 31, 2011 was $0.7 million ($.08 per share, diluted), as compared to $1.1 million ($.13 per share, diluted) for the three months ended December 31, 2010. Operating income was $3.5 million ($.41 per share, diluted), for the year ended December 31, 2011, as compared to $3.7 million ($.43 per share, diluted) for the year ended December 31, 2010.

Revenues increased to $21.4 million for the three months ended December 31, 2011, compared to revenues of $21.0 million for the three months ended December 31, 2010. Revenues decreased to $88.0 million for the year ended December 31, 2011, compared to revenues of $89.4 million for the year ended December 31, 2010, primarily due to a reduction of premiums and lower fee and agency income.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Net income increased this quarter primarily due to improved underwriting results from our stop-loss line, which was

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[1]Operating income is a non-GAAP measure and is defined as net income excluding non-cash charges related to the amortization of certain intangible assets recorded in purchase accounting, net realized investment losses, losses from discontinued operations and the federal income tax charge related to deferred taxes. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of net income to operating income is presented as an attachment to this press release.

positively affected by the reorganization of our stop-loss business. During the past three years we successfully changed the way we manage this line of business by consolidating the operations of our owned managing general underwriters (MGUs) into a direct writing operation known as IHC Risk Solutions. We are gratified with our fully insured segment which continues to experience favorable loss ratios. Our financial condition and balance sheet remain strong. We have no debt and have grown our book value to $11.36 per share at December 31, 2011 from $10.82 per share at December 31, 2010."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is net income excluding non-cash charges related to the amortization of intangible assets recorded in purchase accounting, net realized investment gains (losses), and the federal income tax charge related to deferred taxes due to its federal net operating loss carryforwards, and (ii) Operating income per share is operating income (loss) on a per share basis. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by identifying certain expenses that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Net Income to Non-GAAP Operating Income" schedule below.

About American Independence Corp.

AMIC, through Independence American Insurance Company and its other subsidiaries, offers major medical for individuals and families, medical stop-loss, small group major medical, short-term medical, and pet insurance. AMIC provides to the individual and self-employed markets health insurance and related products, which are distributed through its subsidiaries, Independent Producers of America, LLC and healthinsurance.org, LLC. AMIC markets medical stop-loss through managing general underwriters, including IHC Risk Solutions LLC.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which AMIC operates, new federal or state governmental regulation, AMIC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in AMIC's other news releases and filings with the Securities and Exchange Commission. AMIC expressly disclaims any duty to update its forward-looking statements or earnings guidance, and does not undertake to provide any such guidance in the future.

AMERICAN INDEPENDENCE CORP.
FOURTH QUARTER REPORT
DECEMBER 31, 2011
(In thousands except per share data)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,	
	2011	**2010**	**2011**	**2010**
Premiums earned	$ 17,875	$ 18,209	$ 72,448	$ 73,859
Fee and agency income	2,842	3,133	12,647	13,425
Net investment income	459	631	2,189	2,518
Net realized investment gains (loss)	197	(689)	520	(244)
Other-than-temporary impairment losses	(69)	(150)	(89)	(179)
Other income (loss)	73	(158)	323	25
Revenues	21,377	20,976	88,038	89,404
Insurance benefits, claims and reserves	11,652	12,087	47,768	50,226
Selling, general and administrative expenses	8,577	8,278	34,924	34,244
Amortization and depreciation	210	215	855	861
Expenses	20,439	20,580	83,547	85,331
Income before income tax	938	396	4,491	4,073
Provision for income taxes	298	70	1,307	1,091
Net income	640	326	3,184	2,982
Less: Net income attributable to the non-controlling interest	(133)	(166)	(690)	(883)
Net income attributable to American Independence Corp.	$ 507	$ 160	$ 2,494	$ 2,099
Basic income per common share:				
Basic income per common share attributable to American Independence Corp. common stockholders	$ .06	$ .02	$ .29	$ .25
Weighted-average shares outstanding	8,434	8,509	8,497	8,509
Diluted income per common share:				
Diluted income per common share attributable to American Independence Corp. common stockholders	$ .06	$ .02	$ .29	$ .25
Weighted-average diluted shares outstanding	8,434	8,509	8,497	8,509

As of December 31, 2011 there were 8,272,332 common shares outstanding, net of treasury shares.

AMERICAN INDEPENDENCE CORP.
RECONCILIATION OF GAAP NET INCOME TO NON-GAAP OPERATING INCOME
(In thousands except per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2011	**2010**	**2011**	**2010**
Net Income	$ 640	$ 326	$ 3,184	$ 2,982
Net income attributable to the non-controlling interest	(133)	(166)	(690)	(883)
Amortization of intangible assets related to purchase accounting	34	34	135	135
Net realized investment (gains) losses	(197)	689	(520)	244
Other-than-temporary impairment losses	69	150	89	179
Federal income tax charge related to deferred taxes for operating income	291	69	1,258	1,023
Operating Income	$ 704	$ 1,102	$ 3,456	$ 3,680

Non-GAAP Basic Income Per Common Share:

Operating Income	$ .08	$ .13	$ .41	$ .43

Non-GAAP Diluted Income Per Common Share:

Operating Income	$ .08	$ .13	$ .41	$ .43